News Release

DBS AND MANULIFE FORM 15-YEAR REGIONAL LIFE

 BANCASSURANCE PARTNERSHIP

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SINGAPORE/ TORONTO, 8 April 2015 – DBS Bank Ltd and Manulife Financial Asia Limited are pleased to announce that they have entered into a 15-year regional distribution agreement covering four mutually significant markets, namely Singapore, Hong Kong, China and Indonesia. The agreement signed today will take effect on 1 January 2016.

This new exclusive life bancassurance partnership will combine DBS’ superior Asian banking franchise with the insurance and wealth management expertise of Manulife, a global leader with a long-term commitment to Asia. In the four markets, DBS’ large and growing six million retail, wealth and SME customer base will gain access to Manulife’s best-in-class suite of life and health insurance solutions, through the bank’s extensive network of over 200 branches and its sales force of over 2,000 professionals, as well as via its internet and mobile banking platforms.

Leading to the agreement with Manulife, DBS conducted a thorough insurance partner selection process, which attracted strong interest from a number of leading regional and multinational insurers. The process considered a number of factors, including customer focus, expertise, execution track record and potential for long term value creation.

Manulife is a leading provider of insurance and wealth management solutions. It is the sixth largest1 life insurer in the world, with a 118-year track record in Asia, and more than six million customers across 12 markets in the region. Manulife first established a presence in Singapore in 1898 and is the leading life insurance provider of retirement and wealth solutions in Hong Kong2, where it established operations in 1897.

The partnership is expected to bring significant benefits to both parties:

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DBS will further strengthen its regional life insurance distribution capabilities, including its position as a leading bancassurer in Singapore, while providing its customers with a full suite of innovative and customised insurance solutions.

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Manulife will gain exclusive access to DBS customers in four highly attractive insurance markets, which remain significantly under-insured with a sizeable insurance protection gap and underfunded retirement needs.

DBS CEO Piyush Gupta said: “Bancassurance is a key focus for DBS and an important part of our overall customer value proposition. Manulife’s strong customer focus and deep commitment to Asia are aligned with our own vision. We are already working with Manulife in Singapore, Hong Kong and Indonesia, and will soon be their flagship regional bancassurance partner and their largest bancassurance partner globally. Together, we look forward to building upon the momentum we have achieved in bancassurance.”

1 Source: Forbes Global 2000 Leading Companies – 7 May 2014

2 Towers Watson MPF Express: as at 30 September 2014

Manulife President and Chief Executive Officer, Donald A. Guloien, said: “We are delighted to be chosen as the bancassurance partner of DBS in four important markets in Asia.  DBS is a great organisation, with a great track record and a very bright future. We know DBS well, and want to be an integral part of their continued success as a leading financial services group in Asia. This 15-year agreement builds on our existing successful relationship with DBS.  It accelerates our growth in Asia, deepens and diversifies our insurance business, and gives us access to a much wider range of customers.”

Domenic Fuda, Deputy Group Head of Consumer Banking & Wealth Management at DBS, said: “We are delighted to partner with Manulife, a leading global insurer in Asia. We see many complementary opportunities to provide various leading protection and savings products to our customers, helping individuals and families achieve peace of mind when it comes to health coverage and retirement savings."

Roy Gori, President and Chief Executive Officer, Manulife Asia, said: “The strength and vision of DBS and Manulife are highly complementary, particularly our shared focus on providing an extraordinary experience for our customers. DBS offers highly attractive distribution capabilities, an extensive customer base, and proven bancassurance capabilities.  We are excited by the prospect of expanding our relationship.”

 Under the agreement, there will be an initial payment by Manulife to DBS of US$1.2 billion3, which Manulife intends to fund with internal resources. This payment will be amortised by both parties over 15 years. There will also be ongoing, variable payments, which are based on the success of the partnership, and Manulife expects the agreement to be accretive to Core EPS in 2017.  The initial payment for this regional agreement is expected to reduce Manulife’s regulatory capital ratio4 by 10 points on or before 1 January 2016.

A slide presentation is available at www.manulife.com/investorrelations

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3 Initial payment of SGD 1.6 billion has been converted to USD at 0.7351 USD/SGD (Source: Bloomberg as at 7 April 2015)

4 Refers to The Manufacturers Life Insurance Company’s Minimum Continuing Capital and Surplus Requirements ratio

About DBS
DBS - Living, Breathing Asia
DBS is a leading financial services group in Asia, with over 250 branches across 17 markets. Headquartered and listed in Singapore, DBS has a growing presence in the three key Asian axes of growth: Greater China, Southeast Asia and South Asia. The bank's capital position, as well as "AA-" and "Aa1" credit ratings, is among the highest in Asia-Pacific. DBS has been recognised for its leadership in the region, having been named “Asia’s Best Bank” by The Banker, a member of the Financial Times group, and “Best Bank in Asia-Pacific” by Global Finance. The bank has also been named “Safest Bank in Asia” by Global Finance for six consecutive years from 2009 to 2014.

DBS provides a full range of services in consumer, SME and corporate banking activities across Asia. As a bank born and bred in Asia, DBS understands the intricacies of doing business in the region’s most dynamic markets. These market insights and regional connectivity have helped to drive the bank’s growth as it sets out to be the Asian bank of choice. DBS is committed to building lasting relationships with customers, and positively impacting communities through supporting social enterprises, as it banks the Asian way. It has also established a SGD 50 million foundation to strengthen its corporate social responsibility efforts in Singapore and across Asia.

With its extensive network of operations in Asia and emphasis on engaging and empowering its staff, DBS presents exciting career opportunities. The bank acknowledges the passion, commitment and can-do spirit in all of our 21,000 staff, representing over 40 nationalities. For more information, please visit www.dbs.com

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. The group operates as John Hancock in the U.S. and as Manulife in other parts of the world. They provide strong, reliable, trustworthy and forward-thinking solutions for their customers’ significant financial decisions. Their international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. They also provide asset management services to institutional customers.  Assets under management by Manulife and its subsidiaries were approximately C$691 billion (US$596 billion) as at December 31, 2014.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the internet at manulife.com

For more information, please contact:

Edna Koh
Group Strategic Marketing & Communications
DBS Bank
Email: ednakoh@dbs.com
Tel: (65) 6878 8134
Fax: (65) 6222 4478
Mobile: (65) 9753 0117

Roy Chew
Group Strategic Marketing & Communications
DBS Bank
Email: roychew@dbs.com
Tel: (65) 6878 8544
Fax: (65) 6222 4478
Mobile: (65) 9727 9278

David Norris
Media Relations Asia
Manulife
+852 2202 1749
david_norris@manulife.com

Sean Pasternak
Media Relations North America
Manulife
+1 416 852-2745
sean_pasternak@manulife.com

Robert Veloso
Investor Relations
Manulife
+1 416 852-8982
robert_veloso@manulife.com

Eileen Tam
Investor Relations Asia
Manulife
+852 2202-1101
eileen_tam@manulife.com

Caution regarding forward-looking statements
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the anticipated effect of the agreement on Manulife’s strategy, operations and financial performance, including its core earnings per share (Core EPS) and the Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio of The Manufacturers Life Insurance Company.

These forward-looking statements also relate to, among other things, Manulife’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as  “will”, “expect”, “intend”, and words and expressions of similar import, and include statements concerning possible or assumed future results. Although Manulife believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including estimates for Core EPS, expected sales volumes, and MCCSR ratio and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including bancassurance channels related to the agreement; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; the failure to realize some or all of the expected benefits of the agreement, including expected sales volumes and profitability of the sales generated; the disruption of or changes to key elements of Manulife’s or public infrastructure systems; and our ability to protect our intellectual property and exposure to claims of infringement.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent AIF, under “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports, and elsewhere in our filings with Canadian securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement, except as required by law.